Exhibit 3.1

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ALBANY INTERNATIONAL CORP.

     It is hereby certified that:

     1. (a) The present name of the corporation (hereinafter called the “corporation”) is ALBANY INTERNATIONAL CORP.

         (b) The name under which the corporation was originally incorporated is ALBINT INC.; and the date of filing the original certificate of incorporation of the corporation with the Secretary of State of the State of Delaware is July 24, 1987.

     2. This Amended and Restated Certificate of Incorporation of the corporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, and restates, integrates and further amends the provisions of the corporation’s Restated Certificate of Incorporation.

     3. The text of the Restated Certificate of Incorporation of this corporation is hereby amended and restated in its entirety as set forth in Exhibit A attached hereto.

     IN WITNESS WHEREOF, Albany International Corp. has caused this Amended and Restated Certificate of Incorporation to be executed by the undersigned officer, thereunto duly authorized, this 2nd day of June, 2015.

ALBANY INTERNATIONAL CORP.,
a Delaware corporation

Exhibit A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ALBANY INTERNATIONAL CORP.

ARTICLE I – NAME

The name of the corporation (hereinafter referred to as “the Corporation”) is ALBANY INTERNATIONAL CORP.

ARTICLE II – REGISTERED OFFICE AND AGENT

The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The name of the registered agent of the Corporation at such address is The Corporation Trust Company.

ARTICLE III – PURPOSE

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE IV – CAPITAL STOCK

Section 1. Authorized Capital Stock. The aggregate number of shares which the Corporation shall have the authority to issue shall be One Hundred Twenty Seven Million (127,000,000), consisting of One Hundred Million (100,000,000) shares of Class A Common Stock having a par value of One-Tenth of One Cent ($.001) per share, Twenty Five Million (25,000,000) shares of Class B Common Stock having a par value of One-Tenth of One Cent ($.001) per share and Two Million (2,000,000) shares of Preferred Stock having a par value of Five Dollars ($5.00) per share.

Section 2. Issuance of Capital Stock. Except as otherwise provided in this Article IV, shares of Class A Common Stock, Class B Common Stock and Preferred Stock may be issued by the Corporation from time to time as approved by the Board of Directors of the Corporation without the approval of any shareholders of the Corporation.

Section 3. Class A Common Stock and Class B Common Stock. The Class A Common Stock and the Class B Common Stock shall have relative voting, dividend, liquidation and other rights, powers and limitations as set forth below:

a. Voting.

(i) At every meeting of the shareholders of the Corporation (or with respect to any action by written consent in lieu of a meeting of shareholders),

(Article IV, Section 3(a), continued)

each share of Class A Common Stock shall be entitled to one (1) vote (whether voted in person by the holder thereof or by proxy or pursuant to a shareholders’ consent) and each share of Class B Common Stock shall be entitled to ten (10) votes (whether voted in person by the holder thereof or by proxy or pursuant to a shareholders’ consent). Except as otherwise required by law or by this certificate of incorporation, Class A Common Stock and Class B Common Stock shall vote together as a single class on all matters on which common shareholders are entitled to vote, including the election of directors.

(ii) Except as otherwise provided in Section 5 of this Article IV and except as required by law or as determined by the Board of Directors pursuant to Section 4 of this Article IV, the Class A Common Stock and the Class B Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes, in accordance with the provisions of this Section 3(a).

(iii) Except as provided in Section 3(a)(iv) of this Article IV, the authorization, issuance, sale or distribution by the Corporation of shares of Class B Common Stock shall require (1) the affirmative vote of a majority of the outstanding shares of Class A Common Stock, voting as a separate class, and (2) the affirmative vote of a majority of the outstanding shares of Class B Common Stock, voting as a separate class.

(iv) The affirmative vote of the Class A Common Stock or Class B Common Stock shall not be required for the distribution of Class B Common Stock to the holders of Class B Common Stock in connection with a stock dividend or split up, subdivision, combination or reclassification of shares of common stock of the Company, if Class A Common Stock is concurrently and proportionately distributed to holders of Class A Common Stock (such a distribution of Class A Common Stock to be deemed proportionate hereunder if the number of shares of Class A Common Stock distributed with respect to each share of Class A Common Stock equals the number of shares of Class B Common Stock distributed with respect to each share of Class B Common Stock; such concurrent, proportionate distributions are hereinafter collectively referred to as a “Pro Rata Distribution”).

b. Dividends.

(i) Subject to all of the rights of the Preferred Stock, dividends may be paid upon the Class A Common Stock as and when declared by the Board of Directors out of any funds legally available therefor; provided, however, that no stock dividend may be paid upon the Class A Common Stock unless such stock dividend is part of a Pro Rata Distribution.

(ii) Prior to September 1, 1990, no dividends may be paid upon the Class B Common Stock other than a stock dividend which is part of a Pro Rata Distribution.

(Article IV, Section 3(b), continued)

(iii) From September 1, 1990 through August 31, 1991, dividends may be paid upon the Class B Common Stock as and when declared by the Board of Directors out of any funds legally available therefor; provided, however, that in no event may the dividend paid per share upon the Class B Common Stock (other than a stock dividend which is part of a Pro Rata Distribution) be less than 50%, nor more than 100%, of the dividend concurrently paid per share upon the Class A Common Stock.

(iv) From and after September 1, 1991, shares of Class A Common Stock and Class B Common Stock will be treated equally for purposes of dividends except with respect to any stock dividend which is part of a Pro Rata Distribution.

c. Stock Splits and Other Transactions.

Shares of Class A Common Stock or Class B Common Stock may not be split up, subdivided, combined or reclassified except as part of a Pro Rata Distribution, except upon the affirmative vote of the Class A Common Stock and the Class B Common Stock, voting as separate classes, as provided in Section 3(a) of this Article IV.

d. Conversion.

(i) At any time prior to February 1, 1988 or after August 31, 1990, each share of Class B Common Stock may be converted, at the option of the holder thereof, into one (1) fully paid and non-assessable share of Class A Common Stock, subject to the following provisions:

(1)	Such conversion rights shall be exercised by the surrender, by the record holder of the shares of the Class B Common Stock so to be converted, of the certificate representing such shares during normal business hours at the principal executive offices of the Corporation or, if an agent for the registration of the transfer of shares of Class A Common Stock is then duly appointed and acting (“the Transfer Agent”), then at the office of the Transfer Agent, accompanied by a written notice of the election by the record holder thereof so to convert, and (if so required by the Corporation or by the Transfer Agent) by an instrument or instruments of transfer, in form satisfactory to the Corporation or to the Transfer Agent.

(2)	A conversion of shares of Class B Common Stock hereunder shall be deemed to have occurred at the close of business on the date on which the Corporation or the Transfer Agent has received the certificate or certificates representing such shares, the written notice of election to convert such shares and any instrument or instruments of transfer required by the Corporation or the Transfer Agent, in accordance with the provisions of the immediately foregoing paragraph (1).

(Article IV, Section 3(d), continued)

(3)	As soon as practicable after a conversion hereunder, the Corporation or the Transfer Agent shall deliver to, and in the name of, the record holder requesting such conversion a certificate or certificates representing shares of Class A Common Stock issuable upon such conversion, without charge for any stamp or similar tax.

(4)	The Corporation shall not be required to convert Class B Common Stock and no surrender of Class B Common Stock shall be effective for that purpose while the stock transfer books of the Corporation are closed for any purpose; but the valid presentation of Class B Common Stock for conversion during any period such books are so closed shall become effective for conversion immediately upon the re-opening of such books, as if the conversion had been made on the date such Class B Common Stock was surrendered in accordance with the provisions hereof.

(ii) From and after September 1, 1990, any share of Class B Common Stock transferred other than in a Permitted Transfer (as defined in Section 3(e) of this Article IV) shall be automatically converted (without any further act), upon such transfer, to a share of Class A Common Stock, whether or not certificates representing such share of Class B Common Stock shall theretofore have been duly surrendered for conversion.

(iii) The Corporation will at all times reserve, solely for the purpose of issuance upon conversion of the outstanding shares of Class B Common Stock, such number of shares of Class A Common Stock as shall be issuable upon the conversion of all such outstanding shares of Class B Common Stock, provided that nothing contained herein shall be construed to preclude the Corporation from satisfying its obligations in respect of the conversion of the outstanding shares of Class B Common Stock by delivery of shares of Class A Common Stock which are held in the treasury of the Corporation. The Corporation covenants that all shares of Class A Common Stock which shall be issued upon conversion of the shares of Class B Common Stock, will, upon issuance, be fully paid and non-assessable and not entitled to any preemptive rights.

(iv) All shares of Class B Common Stock converted pursuant to this Section 3(d) shall thereupon be retired and revert to the status of authorized and unissued shares.

(v) The Corporation shall, on the certificates representing shares of Class B Common Stock, place a legend referring to the restrictions on conversion imposed by this Section 3(d).

e. Transferability.

(i) Shares of Class A Common Stock are not subject to any restrictions on transfer.

(Article IV, Section 3(e), continued)

(ii) Prior to September 1, 1990, shares of Class B Common Stock may not be transferred except in a Permitted Transfer (as defined below). From and after September 1, 1990, shares of Class B Common Stock are not subject to any restrictions on transfer, except that any transfer of such shares other than a Permitted Transfer shall automatically result (without any further act) in conversion of such shares transferred to shares of Class A Common Stock as provided in Section 3(d)(ii) of this Article IV, such automatic conversion to become effective upon such transfer.

(iii) As used herein, a “transfer” of shares shall include any type of transfer of an interest (direct or indirect, record, beneficial, economic, voting or otherwise) in shares or other Equity Interests (including Equity Interests in an entity that holds Class B Common Stock), whether by sale or exchange, by gift, by operation of law, by pledge or encumbrance, or otherwise.

(iv) As used herein, a “Permitted Transfer” of shares of Class B Common Stock by the holder thereof shall mean any of the following:

(1)	A transfer of such shares to the Corporation.

(2)	A transfer of such shares by the holder thereof to another holder of Class B Common Stock.

(3)	A transfer of such shares resulting from the death of the holder thereof to another holder of Class B Common Stock.

(4)	If such shares are held by a trust, (i) a transfer pursuant to the terms of the governing trust instrument as in effect when the transferred shares were acquired by that trust or (ii) a transfer to another trust which was established by the same settlor or by a parent, grandparent or Permitted Beneficiary of said settlor and which has as its Primary Beneficiaries the settlor and/or one or more of the parents, grandparents or Permitted Beneficiaries of the settlor. For purposes hereof, “Permitted Beneficiary” shall mean, as to any natural person, such person’s spouse, such person’s issue, a spouse of such person’s issue, a whole or half brother or sister of such person and/or a cousin of such person; and “Primary Beneficiaries” shall mean beneficiaries of a trust, other than contingent remaindermen, who have, in the aggregate, a beneficial interest in at least 85% of the income and principal of the trust.

(5)	A bona fide pledge of such shares, provided that any action by the pledgee in the nature of a foreclosure or other transfer shall be subject to all of the restrictions on transfer set forth in this Section 3(e).

(6)	A transfer of such shares by a holder who is a natural person to a Permitted Beneficiary of such holder or to a trust which has as its Primary Beneficiaries such holder and/or one or more Permitted

(Article IV, Section 3(e), continued)

Beneficiaries of such holder or to a trust having one or more organizations described in Section 170(c)(2) of the Internal Revenue Code of 1986 (or any successor provision thereto) as an income beneficiary for a fixed period of years and having as its other Primary Beneficiaries such holder and/or one or more Permitted Beneficiaries of such holder.

(7)	A transfer of such shares by the holder thereof to a nominee for such holder; or by a nominee for a holder of such shares to such holder or to another nominee for such holder.

(8)	A transfer of such shares to any one or more of: (i) a natural person who is a holder of Class B Common Stock on the date of this Amended and Restated Certificate of Incorporation and any lineal ancestor or descendant of such natural person; (ii) a spouse of a natural person who is a holder of Class B Common Stock on the date of this Amended and Restated Certificate of Incorporation and any spouse of a lineal ancestor or descendant of such natural person; (iii) a guardian or conservator (in such capacity and for so long as serving in such capacity) for any person identified in clause (i) or (ii) who has been adjudged disabled by a court of competent jurisdiction; (iv) the executor or administrator (in such capacity and for so long as serving in such capacity) of the estate of any person identified in clause (i) or (ii); (v) a trust (or custodial account under a Uniform Transfers to Minors Act or Uniform Gifts to Minors Act of any jurisdiction) of which one or more persons identified in clauses (i) and/or (ii) are the Primary Beneficiaries, and (vi) a corporation, partnership, limited liability company, or other business entity in which all of the capital stock, partnership interests, membership interests or other equity or beneficial interests (each, an “Equity Interest”) are owned by one or more persons or entities identified in clauses (i), (ii),(iii), (iv) and/or (v) (each such person or entity, a “Permitted Holder”), provided that if any Equity Interest of such entity is transferred to any person who is not a Permitted Holder such transfer shall also be a transfer of the shares of Class B Common Stock held by such entity, shall not be a “Permitted Transfer” of such shares and shall be subject to all of the restrictions set forth in this Section 3(e), including the mandatory conversion of such shares into Class A Common Stock as set forth in Section 3(e)(ii).

(v) Any purported transfer of Class B Common Stock in violation of the provisions of this Section 3(e) shall be null and void and without effect, and the Corporation shall not register any such purported transfer other than to effect the conversion into Class A Common Stock as set forth in Section 3(e)(ii).

(vi) The Corporation shall, on the certificates representing shares of Class B Common Stock, place a legend referring to the restrictions on transfer imposed by this Section 3(e).

(Article IV, Section 3(f))

f. Liquidation Rights.

Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, and after the holders of Preferred Stock of each series shall have been paid in full the amounts to which they respectively shall be entitled or such other provision shall have been made for the holders of the Preferred Stock of each series as may have been determined by the Board of Directors pursuant to its authority to determine, before issuance, the rights upon voluntary or involuntary liquidation, dissolution or winding up of the Corporation of series of the Preferred Stock, the remaining net assets of the Corporation shall be distributed to holders of Class A Common Stock and Class B Common Stock ratably as one class.

Section 4. Preferred Stock.

(i) The Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more series of Preferred Stock and, subject to the provisions hereof and to the limitations prescribed by law, the Board of Directors is hereby authorized from time to time prior to the issuance thereof to fix the number of shares which shall constitute each such series and to fix the designation and relative rights, preferences and limitations of such series, subject to the limitation that, if the stated dividends and amounts payable on liquidation are not paid in full, the outstanding shares of all series of Preferred Stock shall share ratably in the payment of dividends including accumulations, if any, in accordance with the sums which would be payable on such shares if all dividends were declared and paid in full, and in any distribution of assets other than by way of dividends in accordance with the sums which would be payable on such distribution if all sums payable were discharged in full. The authority of the Board of Directors with respect to each series shall include, but shall not be limited to, determination of the following:

(a) the distinctive serial designation of such series and the number of shares constituting such series (provided that the aggregate number of shares constituting all series of Preferred Stock shall not exceed Two Million (2,000,000);

(b) the annual dividend rate on shares of such series, whether dividends shall be cumulative, and, if so, from which date or dates;

(c) whether the shares of such series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon and after which such shares shall be redeemable, and the amount per share payable in case of redemption which amount may vary under different conditions and at different redemption dates;

(d) the obligation, if any, of the Corporation to retire shares of such series pursuant to a sinking fund or otherwise;

(e) whether shares of such series shall be convertible into, or exchangeable for, shares of any other class or classes, and, if so, the

(Article IV, Section 4(i), continued)

terms and conditions of such conversion or exchange, including the price or prices or the rate or rates of conversion or exchange and the terms of adjustment, if any;

(f) whether the shares of such series shall have voting rights, in addition to the voting rights provided by law or as are set forth in this certificate of incorporation, and, if so, the terms of such voting rights;

(g) the rights of the shares of such series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation; and

(h) any other relative rights, preferences and limitations of such series.

The Board of Directors is authorized from time to time to increase the number of shares constituting any series. For the foregoing purposes, the Board of Directors is hereby authorized to cause the execution of any certificate required by law and the filing of the same in the office of the Secretary of State of the State of Delaware.

(ii) Subject to the designation and relative rights, preferences and limitations of each series of Preferred Stock, each share of Preferred Stock shall be equal to every other share regardless of series.

(iii) The shares of Preferred Stock of any one series shall be identical with each other in all respects except as to the dates from and after which dividends thereon may be cumulative.

Section 5. Voting by Holders of Preferred Stock.

(i) Whenever dividends on the Preferred Stock of any series in an aggregate amount at least equal to six full quarterly dividends (which need not be consecutive) on such series shall not be paid, the holders of the outstanding Preferred Stock of all series shall have the special right, voting separately as a single class, to elect two directors of the Corporation, at the next succeeding annual meeting of shareholders (and at each succeeding annual meeting of shareholders thereafter until such right shall terminate as hereinafter provided).

(ii) At each meeting of shareholders at which the holders of the Preferred Stock of all series shall have the special right, voting separately as a single class, to elect directors as provided in this Section 5, the presence in person or by proxy of the holders of record of one-third of the total number of shares of the Preferred Stock of all series then issued and outstanding shall be necessary and sufficient to constitute a quorum of such class for such election by such shareholders as a class.

(iii) Each director elected by the holders of the Preferred Stock of all series voting separately as a single class as provided in this Section 5 shall hold office until the annual meeting of shareholders next succeeding his election and until his successor, if any, is elected by such holders and qualified.

(Article IV, Section 5(iv))

(iv) In case any vacancy shall occur among the directors elected by the holders of the Preferred Stock of all series voting separately as a single class as provided in this Section 5, such vacancy may be filled for the unexpired portion of the term by vote of the single remaining director theretofore elected by such shareholders, or his successor in office, or by the vote of such shareholders given at a special meeting of such shareholders called for the purpose.

(v) Whenever all dividends accrued and unpaid on the Preferred Stock of all series having cumulative dividends shall have been paid and dividends thereon for the current quarterly period shall have been paid or declared and provided for, and, if dividends on any series of Preferred Stock shall not be cumulative, if and when such dividends shall have been paid regularly for one year or declared and provided for, the right of the holders of the Preferred Stock of all series, voting separately as a single class, to elect directors as provided in this Section 5 shall terminate at the next succeeding annual meeting of shareholders, but subject always to the same provisions for the vesting of such special right of the holders of the Preferred Stock of all series, voting separately as a single class, to elect directors in the case of future unpaid dividends as hereinabove set forth.

(vi) In any case in which the holders of the Preferred Stock shall be entitled to vote separately as a single class pursuant to the provisions of this Section 5 or pursuant to law, each holder of Preferred Stock of any series shall be entitled to one vote for each such share held.

ARTICLE V – LIABILITY OF DIRECTORS

To the fullest extent permitted by the Delaware General Corporation Law as the same exists or may hereafter be amended, no director of the Corporation shall be liable to the Corporation or to its shareholders for monetary damages for breach of fiduciary duty as a director.

ARTICLE VI – BY-LAWS

In furtherance and not in limitation of the powers conferred by the Delaware General Corporation Law, the Board of Directors is expressly authorized to adopt, amend and repeal by-laws of the Corporation not inconsistent with provisions of law or this certificate of incorporation.